Exhibit 1

NEWS

Client:	AMERICAN ISRAELI PAPER MILLS LTD.

Agency Contact:	PHILIP Y. SARDOFF

For Release	IMMEDIATE

American Israeli Paper Mills Ltd.
Decrease of Deferred Tax Asset of KCTR in Turkey

Hadera, Israel, October 9, 2007 – American Israeli Paper Mills Ltd. (AMEX:AIP) (the “Company” or “AIPM”), announced that Hogla-Kimberly Ltd. (an associated company – 49.9%) reported that during the third quarter of this year there was an increase in the competition in the Turkish diapers market, in which Hogla-Kimberly Ltd. operates through the Turkish company KCTR. The increased competition is evidenced by further erosion of the market selling prices by the main competitors, combined with attempts of additional competitors to penetrate the market. Therefore, KCTR had decided to decrease the deferred tax asset in its financial reports, created due to past losses.

Nevertheless, KCTR continues to implement its long-term business plan to expand its activities in Turkey and is successfully strengthening the position of its brands HuggiesR and KotexR in the market. As a result of the distribution agreement, which was signed with Unilever in the first quarter of this year, KCTR is succeeding to increase significantly its turnover in the third quarter while improving its gross margins.

The Company estimates that the influence of the decrease in the deferred tax asset in Turkey on the Company’s results in the third quarter will amount to approximately NIS 7 million and will decrease the expected improvement in the Company’s profits in the third quarter, resulting from the increase in the Company’s turnover in Israel.

This report regarding the affect of the decrease of the deferred tax asset in Turkey contains various forward-looking statements based upon the Company’s estimations. These estimations might not be fully or partially realized, or might be realized differently from the current estimations, since the financial results of the Company for the third quarter have not yet been completed.